May 27, 2011

By Facsimile to 212-230-7815

Bill Belitsky, Esq.
Paul, Hastings, Janofsky & Walker LLP
75 East 55th Street
New York, New York 10022

      Re: Van Kampen Unit Trusts, Series 1112 and Series 1113
            File Nos. 333-173716 and 333-173730

Dear Mr. Belitsky:

We have reviewed the above registration statements on Form S-6 filed on April 25 and 26, 2011, respectively, for Van Kampen Unit Trusts, Series 1112 ("Series 1112") and Van Kampen Unit Trusts, Series 1113 ("Series 1113" and, collectively with Series 1112, the "Trusts"). Series 1112 consists of a single underlying unit investment trust portfolio, Conservative Income Allocation Portfolio, Series 8.   Series 1113 consists of two underlying unit investment trust portfolios, ETF Allocation Portfolio, Series 7, and ETF Diversified Income Portfolio, Series 5.

As requested, and in accordance with Securities Act Release No. 6510, we have conducted a selective review based on the representations made in the cover letters of each filing. We have no comments at this time. We note, however, that portions of each filing are incomplete, and we may have comments on the omitted items when added later by pre-effective amendment. We may also, of course, have comments on information provided to us supplementally.

We urge all persons who are responsible for the accuracy and adequacy of the information contained in filings reviewed by the staff to be certain they have provided all the information investors need to make an informed investment decision. Since Van Kampen Funds, Inc, the depositor of the Trusts (the "Depositor"), and the Trusts themselves are in possession of all the facts relating to these registration statements, the Depositor and Trusts are responsible for the accuracy and adequacy of the information contained therein.

In the event the Depositor or the Trusts request acceleration of the effective date of these registration statements, they should furnish a letter, at the time of such request, acknowledging that:

- Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, the Commission is not precluded from taking any further action with respect to the filing;

- The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Depositor or the Trusts from their full responsibility for the adequacy and accuracy of the information contained in the filing; and

- Neither the Depositor nor the Trusts may assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all the information provided to the staff of the Division of Investment Management in connection with the review of these filings.

If you have any questions regarding these matters, please feel free to call me at (202) 551-6968.

Sincerely,

H.R. Hallock, Jr.
Senior Counsel